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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  FORM 12B-25


                                                 COMMISSION FILE NUMBER  0-26463
                                                                         -------


   (Check  One): [ ]Form  10-K  [ ] Form  11-K   [ ]   Form  20-F [X] Form  10-Q
                 [ ]Form  N-SAR

     For  Period  Ended:  September  30,  2003
                          --------------------

[ ]Transition  Report  on  Form  10-K    [ ] Transition  Report  on  Form  10-Q
[ ]Transition  Report  on  Form  20-F    [ ] Transition  Report  on  Form  N-SAR
[ ]Transition  Report  on  From  11-K

     For  the  Transition  Period  Ended: _____________________________________

  Read attached instruction sheet before preparing form.  Please print or type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates: ________________
_______________________________________________________________________________


                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant  MILITARY  RESALE  GROUP,  INC.
                            ------------------------------

Former  name  if  applicable



Address  of  principal  executive  office  (Street  and  number)

                   2180  EXECUTIVE  CIRCLE
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City,  state  and  zip  code  COLORADO  SPRINGS,  COLORADO  80906
                              -------------------------------------


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PART  II

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III

     State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

     We have not had sufficient resources available to complete our financial statements for the quarter ended September 30, 2003 on a timely basis. As a result, we are unable to file our Quarterly Report on Form 10-QSB for the quarter ended September 30, 2003 within the prescribed time period without unreasonable effort and expense. We intend to file our Quarterly Report on Form 10-QSB within the extension period provided for under Rule 12b-25.


PART  IV

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification.
          Eric  M.  Hellige                      (212)  421-4100
        -----------------------------------------------------------


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

     Yes [x]               No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Yes [ ]              No [x]


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     MILITARY RESALE GROUP, INChas caused this notification to be signed on its behalf  by  the  undersigned  thereunto  duly  authorized.



Date:  November  14,  2003                  By     /s/Ethan  D.  Hokit
                                              ------------------------
                                            Name:   Ethan  D.  Hokit
                                            Title:  President





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